Exhibit 99.2

ICTS INTERNATIONAL N.V.
POWER OF ATTORNEY AND PROXY

This Proxy is Solicited on Behalf of the Management Board and Supervisory Board

The undersigned, hereby grants power of attorney and proxy: Ran Langer for and in the name, place and stead of the undersigned to attend the Annual Meeting of Shareholders of ICTS International N.V., a public company whose statutory seat and registered office is in Amstelveen, The Netherlands, which Annual Meeting to be held at 10:00, local time, on Wednesday, December 19, 2018, at the offices of the Company, located at Walaardt Sacréstraat, 425-4, 1117 BM Schiphol Oost, The Netherlands or any adjournment or adjournments thereof, and for and in the name, place and stead of the undersigned to sign at that Annual Meeting the attendance register, to take part in all discussions, to make such proposals as the attorney may deem expedient, and to exercise the right to vote attached to the shares of the undersigned as well as all other rights which may be exercised at the Annual Meeting on behalf of the undersigned and further to do and perform any and all acts relating to the foregoing which may be useful or necessary and which the undersigned might or could or should do if personally present, all this with full power of substitution.

If a natural person insert: surname, forenames, full residential address and date of birth.

If a body corporate insert: corporate name, place of registered office, full business address. A power of attorney given by a body corporate must be signed by an officer/officers duly authorized to represent the body corporate. If necessary inspect the records of the Chamber of Commerce where the body corporate is registered, and/or its articles of association or by-laws.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ICTS INTERNATIONAL N.V.

December 19, 2018

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
	1.	Adoption of the English language to be used for the annual accounts and annual reports of the Company.	☐	☐	☐

	2.	Adoption of the annual accounts of the fiscal year 2017.	☐	☐	☐

	3.	Election of a Managing Director.	☐	☐	☐

	4.	Election of seven Supervisory Directors.	☐	☐	☐

	5.	Ratification of appointment of Independent Auditors for the Company.	☐	☐	☐

	6.	Discharge from liability of the Management, Management Board and Supervisory Boards.	☐	☐	☐

Unless otherwise indicated, this Power of Attorney and Proxy confers authority to vote "FOR" for the resolution contained herein. The Management Board and the Supervisory Board recommends a vote of "FOR" for the resolution contained herein. This proxy is solicited  on behalf of the Management Board of ICTS International N.V. and may be revoked prior to its exercise by a written notice to the Managing Director  of the Company.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Signature(s) should follow exactly the name(s) on the stock certificate. Executor, administrator, trustee or guardian should sign as such. If more than one trustee, all should sign.
ALL JOINT OWNERS MUST SIGN.